Exhibit 99.2

ProQR Announces Fourth Quarter and Full Year 2020 Operating and Financial Results

●	Phase 2/3 pivotal Illuminate trial of sepofarsen for LCA10 enrollment complete with top-line data anticipated in H1 2022; Brighten pediatric trial of sepofarsen to begin in 2021; additional data from Phase 1/2 InSight extension study to be reported in H2 2021
●	QR-421a Stellar Phase 1/2 trial for Usher syndrome and non-syndromic retinitis pigmentosa interim analysis on track for late Q1/early Q2 2021
●	Further pipeline progress anticipated with first clinical data in 2021 from QR-1123 program for autosomal dominant retinitis pigmentosa and QR-504a clinical study in Fuchs endothelial corneal dystrophy expected to start in H1 2021
●	Cash runway into 2023

LEIDEN, Netherlands & CAMBRIDGE, Mass., February 25, 2021 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for inherited retinal diseases (IRDs), today reported its financial and operating results for the fourth quarter and full year ended December 31, 2020 and provided a business update.

“During 2020, we made progress across our pipeline, capped off with completing enrollment in our pivotal trial of sepofarsen for LCA10 last month,” said Daniel A. de Boer, Founder and CEO of ProQR. “On the basis of this performance, we begin 2021 in a strong position to deliver on a number of important catalysts across our pipeline, including the next interim analysis for QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa, which is on track for late Q1/early Q2. With the findings from this IA, in addition to confirming the safety profile and biological activity, we expect to be able to clearly inform the design of the next study of QR-421a, including the dose to take forward, population to enrich for, and endpoint selection. In the year ahead, we also plan to share the first clinical data from QR-1123 for adRP, data from the Phase 1/2 extension study of sepofarsen, and to start dosing patients with QR-504a for FECD.”

De Boer continued, “In 2020, we also advanced the business operationally on several fronts. We strengthened our Scientific Advisory Board with the addition of leading experts in IRDs and RNA therapies. Naveed Shams, MD, PhD, a proven leader with deep ophthalmology experience including multiple product approvals globally, joined us as Chief Scientific Officer. And, we extended our cash runway into 2023 through a strategic convertible debt facility, increasing our financial flexibility as we continue to advance our pipeline and build toward commercialization.”

Business Operations and Program Updates

Sepofarsen, lead clinical candidate for Leber congenital amaurosis 10 (LCA10):

●	In January, the Company completed enrollment in the Phase 2/3 pivotal Illuminate trial, which randomized 36 patients aged 8 years or older to receive either sepofarsen at the target registration dose, a low dose, or sham treatment. The primary endpoint for Illuminate is mean change from baseline in best-corrected visual acuity at Month 12. With enrollment completed, top-line results are expected in the first half of 2022.
●	In July, the Company presented positive data from the ongoing InSight extension study of sepofarsen, in which patients from the completed Phase 1/2 study were offered treatment in their second eye. These data showed that in 4 out of 4 second eyes treated, the treatment response was consistent with the first eye treated including a significant and sustained benefit, building further confidence in the Phase 2/3 Illuminate trial.
●	Upcoming sepofarsen anticipated events:
●	Start a pediatric trial (Brighten) of sepofarsen in patients under 8 years of age in 2021. The primary objectives of the Brighten study are safety and tolerability.
●	Report updated data from the next interim analysis of the Phase 1/2 InSight extension study in H2 2021.

QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa (nsRP):

●	In March, the Company reported the first interim analysis (IA) findings from the Phase 1/2 Stellar trial, demonstrating that QR-421a was generally well tolerated, as well as early signals of target engagement and clinical activity. The findings supported continuing the trial as planned, with dose expansion and escalation cohorts.
●	Enrollment of the Phase 1/2 Stellar trial dose expansion (100 µg) and dose escalation (200 µg) cohorts is complete with data expected in late Q1/early Q2. Based on the findings from the IA of this data, in addition to confirming the safety profile and biological activity, the Company expects to be able to clearly inform the design of the next study of QR-421a, including the dose to take forward, population to enrich for, and endpoint selection.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP):

●	The Phase 1/2 Aurora trial is ongoing with 4 of the 5 planned single dose cohorts having completed enrollment.
●	ProQR anticipates reporting initial data from the single dose cohorts of this program in 2021.

QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD):

●	All preparations for the start of a Phase 1b trial of QR-504a in patients with FECD are completed and, pending the lifting of COVID-19 restrictions, the Company plans to start enrolling patients with FECD type 3 in H1 of 2021. The primary objectives of the study are safety, tolerability, and molecular proof of concept.
●	Report initial data in H1 2022.

Business updates:

●	In October, Naveed Shams, MD, PhD, was appointed Chief Scientific Officer (CSO). As CSO, Dr. Shams provides strategic direction, oversight, and execution for ProQR’s research and early development efforts. He joined ProQR from Santen, a global company focused on ophthalmology, where he most recently served as Senior Corporate Officer, Head of Global Research and Development and Chief Scientific Officer.
●	In July and August, to support funding of the Company’s pipeline, ProQR entered into a strategic convertible debt financing agreement with Pontifax Ventures and Kreos Capital where the Company will have access to up to $30 million and €15 million in three equal tranches, of which $10 million and €5 million are currently drawn. If fully drawn down, the capital from these facilities extends ProQR’s runway into 2023. Pontifax and Kreos may elect to convert the outstanding loan into ProQR ordinary shares at any time prior to repayment at a conversion price of $7.88 per share, which is a 50% premium to the Company’s average closing share price during the 7 days prior to the July closing of the agreement. ProQR also has the ability to convert the loan into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold.
●	In July, ProQR announced the strengthening of its Scientific Advisory Board (SAB) with leaders in inherited retinal disease and RNA therapy.
●	In February, ProQR announced its participation in the Foundation Fighting Blindness “My Retina Tracker Program”, a collaborative, open access program in the United States providing no-cost genetic testing and genetic counseling for individuals with a clinical diagnosis of an inherited retinal disease, such as LCA, RP and Usher syndrome.

Financial Highlights

At December 31, 2020, ProQR held cash and cash equivalents of €75.8 million, compared to €112.0 million at December 31, 2019. Net cash used in operating activities during the three month period and full year ended December 31, 2020 was €11.8 million and €47.1 million respectively, compared to €12.0 million and €44.0 million for the same period last year.

Research and development costs decreased to €8.4 million for the quarter ended December 31, 2020 from €13.9 million for the same period in 2019. Research and development costs for the year ended December 31, 2020 were €38.1 million, compared to €46.5 million for the same period in 2019.

General and administrative costs decreased to €3.5 million for the quarter ended December 31, 2020 from €3.9 million for the same period in 2019. General and administrative costs for the year ended December 31, 2020 were €13.7 million, compared to €12.9 million for the same period in 2019.

Net loss for the three month period ended December 31, 2020 was €13.2 million or €0.26 per diluted share, compared to a €18.6 million loss or €0.39 per diluted share for the same period in 2019. Net loss for the year ended December 31, 2020 was €46.6 million or €0.93 per diluted share, compared to €56.7 million, or €1.38 per diluted share for the same period ended December 31, 2019. For further financial information for the period ended December 31, 2020, please refer to the financial statements at the end of this release.

2020 Annual Reports

The consolidated statement of financial position of ProQR Therapeutics N.V. as of December 31, 2020 and December 31, 2019, the consolidated statements of comprehensive loss for the years and the three month periods ended December 31, 2020 and 2019, the related consolidated statement of changes in equity for the years ended December 31, 2020 and 2019, and the consolidated statements of cash flows for the years and three months periods ended December 31, 2020 and 2019 as presented in this press release are unaudited. ProQR Therapeutics N.V. will publish its 2020 Annual Report on Form 20-F and its Statutory Annual Report later in Q1 2021 on our website at www.proqr.com.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is being evaluated in the pivotal Phase 2/3 Illuminate trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of Leber congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher Syndrome Type 2 and Non-Syndromic Retinitis Pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2 are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2 and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About QR-421a

QR-421a is being evaluated in the Phase 1/2 Stellar trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2a and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Autosomal Dominant Retinitis Pigmentosa (adRP)

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About QR-1123

QR-1123 is being evaluated in the Phase 1/2 Aurora trial and is a first-in-class investigational RNA therapy designed to treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About Fuchs Endothelial Corneal Dystrophy (FECD)

Fuchs endothelial corneal dystrophy (FECD) is a common inherited condition characterized by the dysfunction and degeneration of the corneal endothelium, a single cell layer of cells on the inside of the cornea. FECD is a common disorder; it is estimated that FECD affects more than 4% of individuals over the age of 40 in the U.S., and similar prevalence is noted for other global regions. There are different types of this disease and we focus on age-related FECD Type 3 (FECD3). Some patients with age-related FECD develop advanced disease with corneal edema and corneal clouding. These symptoms can lead to complete vision loss and the need for surgery such as a corneal transplant.

About QR-504a

We are developing QR-504a as an RNA therapy for the treatment of FECD3. We plan to advance the QR-504a program into a first-in-human clinical trial in late-stage disease patients in 2021. QR-504a is designed to target the intronic TNRs in the TCF4 RNA. The aim is to reduce aggregation and the formation of RNA foci in order to normalize the RNA splicing patterns, and prevent or halt corneal degeneration in patients with FECD3.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, statements regarding QR-421a and the clinical development and the therapeutic potential thereof, statements regarding QR-1123 and the clinical development and therapeutic potential thereof, statements regarding the QR-504a and the clinical development and therapeutic potential thereof, our other programs and business operations, including timing of commencing clinical trials and enrollment of patients therein, the expected impact of the COVID-19 on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development programs, our loan facility with Pontifax and Kreos and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 535 7743
hans@lifesciadvisors.com

Media Contact:
Cherilyn Cecchini, MD
LifeSci Communications
T: +1 646 876 5196
ccecchini@lifescicomms.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	December 31,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	75,838	111,950
Prepayments and other receivables	3,762	1,866
Social securities and other taxes	421	850

Total current assets	80,021	114,666

Property, plant and equipment	18,601	2,440
Investments in associates	107	429

Total assets	98,729	117,535

Equity and liabilities
Equity
Equity attributable to owners of the Company	57,091	94,329
Non-controlling interests	(545)	(496)
Total equity	56,546	93,833

Current liabilities
Borrowings	1,135	343
Lease liabilities	1,260	508
Derivative financial instruments	839	—
Trade payables	221	445
Current income tax liability	—	64
Social securities and other taxes	22	108
Pension premiums	6	2
Deferred income	700	711
Other current liabilities	6,118	8,812

Total current liabilities	10,301	10,993

Borrowings	16,189	12,709
Lease liabilities	15,693	—

Total liabilities	42,183	23,702

Total equity and liabilities	98,729	117,535

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Year
	ended December 31,		ended December 31,
	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	264	424	9,452	1,933

Research and development costs	(8,419)	(13,931)	(38,135)	(46,491)
General and administrative costs	(3,512)	(3,917)	(13,685)	(12,887)

Total operating costs	(11,931)	(17,848)	(51,820)	(59,378)

Operating result	(11,667)	(17,424)	(42,368)	(57,445)
Finance income and expense	(1,692)	(937)	(3,716)	402
Results related to financial liabilities measured at fair value through profit or loss	221	—	(84)	—
Results related to associates	(52)	(150)	(322)	429

Result before corporate income taxes	(13,190)	(18,511)	(46,490)	(56,614)
Income taxes	(38)	(68)	(124)	(132)

Result for the period	(13,228)	(18,579)	(46,614)	(56,746)
Other comprehensive income	(206)	(78)	(340)	43

Total comprehensive income (attributable to owners of the Company)	(13,434)	(18,657)	(46,954)	(56,703)

Result attributable to
Owners of the Company	(13,217)	(18,534)	(46,565)	(56,480)
Non-controlling interests	(11)	(45)	(49)	(266)
	(13,228)	(18,579)	(46,614)	(56,746)

Share information
Weighted average number of shares outstanding[1]	50,166,394	47,372,744	50,060,565	41,037,244

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.26)	(0.39)	(0.93)	(1.38)
Diluted loss per share[1]	(0.26)	(0.39)	(0.93)	(1.38)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	—	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	—	(56,480)	(56,480)	(266)	(56,746)
Other comprehensive income	—	—	—	—	—	43	—	43	—	43
Recognition of share-based payments	371,306	15	3,145	5,948	—	—	—	9,108	—	9,108
Issuance of ordinary shares	10,454,545	418	48,132	—	—	—	—	48,550	—	48,550
Treasury shares transferred	(46,900)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(44)	—	—	44	—	—	—
Share options exercised	46,900	—	193	(133)	—	—	133	193	—	193

Balance at December 31, 2019	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833

Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	—	(46,565)	(46,565)	(49)	(46,614)
Other comprehensive income	—	—	—	—	—	(340)	—	(340)	—	(340)
Recognition of share-based payments	102,007	4	538	7,838	—	—	—	8,380	—	8,380
Issuance of ordinary shares	53,708	2	270	—	—	—	—	272	—	272
Treasury shares transferred	(303,408)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	280	—	—	280	—	280
Share options lapsed	—	—	—	(91)	—	—	91	—	—	—
Share options exercised	303,408	—	735	(473)	—	—	473	735	—	735

Balance at December 31, 2020	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Year
	ended December 31,		ended December 31,
	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(13,228)	(18,579)	(46,614)	(56,746)
Adjustments for:
— Depreciation	652	509	2,355	2,052
— Share-based compensation	1,490	4,494	7,838	9,108
— Other income	—	—	(8,423)	—
— Financial income and expenses	1,692	937	3,716	(402)
— Results related to associates	52	150	322	(429)
— Results related to financial liabilities measured at fair value through profit or loss	(221)	—	84	—
— Net foreign exchange gain / (loss)	(206)	(79)	(340)	43

Changes in working capital	(1,657)	39	(5,011)	1,783
Cash used in operations	(11,426)	(12,529)	(46,073)	(44,591)

Corporate income tax paid	(19)	—	(187)	(64)
Interest received	195	582	313	758
Interest paid	(506)	(9)	(1,113)	(73)

Net cash used in operating activities	(11,756)	(11,956)	(47,060)	(43,970)

Cash flow from investing activities
Purchases of property, plant and equipment	(118)	(239)	(924)	(580)

Net cash used in investing activities	(118)	(239)	(924)	(580)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	48,550	—	48,550
Proceeds from exercise of share options	11	27	735	193
Proceeds from borrowings	—	2,027	579	2,027
Proceeds from convertible loans	249	—	13,791	690
Repayment of lease liability	(63)	(400)	(605)	(1,261)

Net cash generated by/(used in) financing activities	197	50,204	14,500	50,199

Net increase/(decrease) in cash and cash equivalents	(11,677)	38,009	(33,484)	5,649

Currency effect cash and cash equivalents	(1,332)	(851)	(2,628)	721
Cash and cash equivalents, at beginning of the period	88,847	74,792	111,950	105,580

Cash and cash equivalents at the end of the period	75,838	111,950	75,838	111,950